FIRST GUARANTY BANCSHARES, INC.

December 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Guaranty Bancshares, Inc. Form 10-K for Fiscal Year Ended December 31, 2022 File No. 001-37621

Ms. Garrett and Mr. Schroeder:

First Guaranty Bancshares, Inc. (“First Guaranty”) is providing the following response to the comment received by letter dated December 21, 2023 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing.

To assist with your review, we have repeated the text of the Staff's comment in italic type immediately preceding our response.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1. We note your disclosure on pages 10 and 44 that non-farm non-residential loans secured by commercial real estate ("CRE") make up 39.3% of your total loan portfolio as of December 31, 2022. Given the significance of CRE loans in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

First Guaranty acknowledges the Staff’s comment. First Guaranty intends to revise its disclosures relating to its CRE portfolio and risk management policies and procedures to address the Staff’s comment. The revisions will be made in future filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2023.

Please contact me at (985) 375-0308 with any questions or comments regarding this correspondence.

Very truly yours,

FIRST GUARANTY BANCSHARES, INC.

By:	/s/ Eric J. Dosch
Name:	Eric J. Dosch
Title:	Chief Financial Officer, Secretary and Treasurer

cc:	Alton B. Lewis, Jr., First Guaranty Bancshares, Inc. Amanda Barnett, First Guaranty Bancshares, Inc. Kevin Strachan, Fenimore Kay Harrison LLP